March 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Stratim Cloud Acquisition Corp. (CIK No. 0001821812)

Registration Statement on Form S-1, as amended (File No. 333-253174)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and the other Underwriters, hereby join in the request of Stratim Cloud Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, March 11, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advise that as of the date hereof, approximately 976 copies of the Preliminary Prospectus dated March 8, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Blank]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong Title: Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Chris Weekes
Name: Chris Weekes Title: Managing Director

As Representatives of the Underwriters